April 6, 2010
VIA EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention:	Michael Rosenthal Jeffrey P. Riedler

Re:	Alimera Sciences, Inc. Amendment No. 2 to Registration Statement on Form S-1 File No. 333-162782 Date Filed: March 15, 2009
Dear Messrs. Rosenthal and Riedler:
     Alimera Sciences, Inc. (the “Company”) has electronically transmitted via EDGAR Amendment No. 4 (“Amendment No. 4”) to its Registration Statement on Form S-1 (“Registration Statement”), together with certain exhibits thereto. Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by the Company for five years. We have also enclosed with the couriered delivery of this letter (i) three unmarked hard copies of Amendment No. 4, and (ii) three hard copies of Amendment No. 4 which are marked to show changes to Amendment No. 2 to the Registration Statement filed on March 15, 2010. Amendment No. 3 to the Registration Statement, which was filed on March 19, 2010, was submitted solely to file Exhibit 10.26 which has not been previously filed by the Company.
     On behalf of the Company, this letter corresponds to the comments set forth in the letter to the Company dated March 29, 2010, from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated and numbered the comments from the March 29, 2010 letter in italicized print. The Company’s responses are provided below each comment.
Prospectus Summary, page 1
1.	We note that your statement that Iluvien is being studied in three Phase 2 clinical trials for the treatment of age-related macular degeneration, the wet form of AMD and retinal vein occlusion. Do you have active INDs for each of these treatments? If you do, please provide us with copies of communications between you and the

FDA confirming the INDs. If you do not, please explain how you can conduct clinical trials without active INDs.
RESPONSE TO COMMENT 1:
     The Company has one active investigational new drug application which covers all clinical trials conducted with respect to Iluvien. Under applicable regulations the Company is permitted to, and has submitted protocols, under this IND with respect to multiple clinical trials, including its FAME Study and its Phase II clinical trials related to the use of Iluvien in the treatment of age-related macular degeneration and retinal vein occlusion. The Phase II clinical trial related to the use of Iluvien in the treatment of the wet form of AMD is being conducted under an investigator investigational new drug application. Once an IND is submitted to the FDA, the clinical trials under such IND are deemed approved unless the Company receives a response from the FDA within 30 days that the clinical trial has been placed on hold. Additional information with respect to the Company’s clinical trials can be found at www.clinicaltrials.gov.
2.	We note your added disclosure in response to our prior comment 2. Please expand your disclosure in this section further to include the specific potential adverse effects discussed elsewhere in your prospectus such as, “steroid-induced IOP elevations and cataract formation.”
RESPONSE TO COMMENT 2:
     The Company acknowledges the Staff’s comment and has further revised its description of Iluvien in the discussion titled “Our Company” on pages 1 and 2. In addition, the Company respectively directs the Staff to its disclosure in the fifth paragraph of the section titled “Our Company” which provides additional detail with respect to the side effects associated with the use of corticosteroids.
Compensation Discussion and Analysis, page 94
3.	We note that you have revised your discussion in this section to include disclosure relating to the fiscal year ended December 31, 2009. Please expand your disclosure here further to:
•	Disclose the specific goals, rather than the general descriptions you provide, that were set forth for both corporate and individual performance, and quantify those goals that were quantifiable;

•	Explain how the chief executive officer and management team determined the achievement percentage for each of the corporate and individual goals; and

•	Explain the criteria considered by the Compensation Committee, and the extent of achievement determined for each named executive officer, for the 25% of the incentive compensation that is based on their subjective assessment.

RESPONSE TO COMMENT 3:
     The Company acknowledges the Staff’s comment and has further revised its Compensation Discussion and Analysis section to include the additional requested disclosure with respect to the corporate and individual bonuses paid to its named executive officers.
4.	Please provide us with a supplemental analysis which supports your conclusion that the risks arising from your compensation policies and practices for your employees are not reasonably likely to have a material adverse effect on you and your business. Alternatively, please revise your filing to provide the information required by Item 402(s) of Regulation S-K.
RESPONSE TO COMMENT 4:
     The Company acknowledges the Staff’s comment. As a private biopharmaceutical company primarily focused on bringing to successful conclusion the clinical trials necessary to complete regulatory approval of a single product, the analysis undertaken to support the Company’s conclusion that its compensation practices and policies are not reasonably likely to have a material adverse effect on the Company is simplistic. This simplicity is appropriate in light of the current stage of the Company and its business, as well as the relatively simple compensation programs that the Company offers to its named executive officers and employees. The biggest risk that the Company, as a business, faces is a binary one related to whether or not the Company will be able to bring to market Iluvien in a commercially successful way, which objective entails (among other things) U.S. regulatory approval, a viable commercial strategy and successful completion of its initial public offering. These risks are discussed in the Company’s Registration Statement in detail. The Company’s compensation programs are purposefully similar to the programs offered by other similarly-situated companies, a factor which the Company considers to be risk-mitigating in itself, and the only variable within its programs that might merit a risk assessment is its annual cash incentive bonus program. The several individual and corporate performance objectives incorporated into this bonus program are heavily weighted toward incentivizing the Company’s employees and management to achieve its primary business goal related to Iluvien — that is, the Company’s annual cash incentive bonus program pays in the event that the Company achieves its goals and does not pay if it does not. Accordingly, the Company’s compensation committee has reached the conclusion that any risk issues associated with the Company’s compensation programs are subsumed in, and discussed fully in connection with, the various risks related to its primary business goals.
As the Company’s business matures and increases in complexity, the compensation committee would expect that the factors considered and analyses undertaken with respect to compensation-related risk issues would evolve appropriately.
* * * * *

     Please do not hesitate to contact me at 781.795.3550 or my colleague, Janene Ásgeirsson, at 781.795.3505 if you have any questions or would like additional information regarding this matter.

Very truly yours, GUNDERSON DETTMER STOUGH VILLENEUVE FRANKLIN & HACHIGIAN, LLP
By:	/s/ Jay K. Hachigian
Jay K. Hachigian

cc:	C. Daniel Myers Richard S. Eiswirth, Jr. Marc F. Dupré, Esq. Janene Ásgeirsson, Esq.

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